2001 Annual Report







HOOKER™
FURNITURE

Easy Elegance • Since 1924

We all realized that 2001 was a difficult year. However, when Clyde Hooker, our Chairman Emeritus with fifty-four years of experience in the furniture industry, said it was the most difficult period in his memory, we knew we were in tough times. An economic downturn that had begun in the fourth quarter of 2000 grew into a recession in 2001. The recession, coupled with the war on terrorism, caused consumers to lose confidence in the economy, resulting in a marked decrease in spending for consumer durables. The year was certainly a difficult one for Hooker Furniture as well. As difficult as 2001 was, it gave us an opportunity for reflection and self-examination. As a result, we have made many changes in the Company that we believe have better positioned us for the future. The programs and products introduced in 2001 should serve us well in a stronger retail environment. We have strengthened our sales organization, improved operating systems, and worked to control costs.

In August, we made the difficult decision to downsize our Martinsville plant workforce. The plant had primarily been a bedroom production plant. In recent years, we added additional product lines as foreign competition hammered domestically produced bedroom. The downsizing allowed us to better match our production capacity with the incoming order rate. Now at the Martinsville plant, we will also produce high-end wall systems, which will balance manpower needs and equipment demands with bedroom furniture. Additionally, our other plants will be focused on product lines best suited to their capabilities.



President Doug Williams and Chairman Paul Toms, Jr.

Your new management team truly experienced "a trial by fire" in 2001. Through all of the difficulties of 2001, our dedicated group of seasoned executives never wavered in making tough, but necessary decisions. As a group, we are very open and free with our ideas, cautions, and criticisms. We have a healthy respect for one another and work well together as a team.

Our Board of Directors has steered us through a stormy year, utilizing a background of first-hand experience in guiding and supporting the management team. We are grateful for their contribution.

The bulk of our praise and admiration, however, must go to the employee-owners of Hooker Furniture. Experiencing a difficult year of personal sacrifice and uncertainty, our employees have remained loyal and dedicated, with a wonderfully positive attitude through it all. We are truly proud to be associated with such a fine group of people.

There is a saying that "when the water is high it hides a lot of stumps". 2001 gave us an opportunity to closely examine many of our recurring expenses and look for alternatives to traditional spending practices in many areas. As a result, we have seen many cost savings that, while unable to offset the decrease in revenue in 2001, should help us become more profitable as business rebounds. Although we reduced capital spending during the year, we continue to have excellent facilities throughout the Company because of strong capital improvement programs in the past.

Our balance sheet remains strong. During 2001, we significantly improved our cash position, decreased receivables and inventory, and paid down long-term debt.

In keeping with our desire to increase shareholder liquidity and marketability, the Company began a Stock Repurchase Program during the year authorizing the repurchase of up to an aggregate of $5.2 million of Hooker Furniture common stock. Under that program, approximately 286,000 shares have been purchased at an average price of $8.47 per share, or approximately fifty-five percent of book value as of November 30, 2001. We believe this is a wise use of Company cash and provides some additional liquidity for our shareholders. Approximately $2.8 million currently remains available for stock repurchases. During the year, we also were successful in getting the Company's common stock quoted on the Over-the-Counter Bulletin Board under the symbol "HOFT". The Over-the-Counter Bulletin Board is a regulated quotation service for subscribing members of the National Association of Securities Dealers that displays real time quotes, last sale prices, and volume information in over-the-counter securities.

Indeed, 2001 was a difficult year, but we believe many positive changes have taken place in your Company. To be successful, we must continue to focus on delivering furniture with innovative style and function, continue to improve product quality, provide quicker delivery, and outstanding service. We believe we have the tools needed:

- excellent people,
- well-managed and equipped facilities,
- financial strength,
- a strong, salable product line, and
- a broad dealer base.

Most of all, we have commitment, commitment strengthened by adversity. As we begin the new year, we have seen an increase in incoming orders. While it may be premature to signal an end to the current downturn, we are nonetheless encouraged. We assure you that all of us at Hooker Furniture, from management to sales representatives to our employee-owners, will strive to bring you a better year in 2002.

Respectfully submitted,

Paul B. Toms, Jr.
Chairman and Chief Executive Officer

Douglas C. Williams
President and Chief Operating Officer

Hooker Furniture's employee-owners demonstrated their generosity, compassion and patriotism by helping the victims of the September 11 terrorist attacks.

Responding to a matching donation challenge by top management, Hooker employee-owners donated over $14,000 to the American Red Cross relief efforts in the wake of the attacks. Hooker also made a corporate gift of $10,000 and matched the employees' contributions up to $10,000 for a grand total contribution of over $34,000.

Funds went toward medical and financial assistance and grief counseling/mental health services for the injured and families of the victims.



Hooker employee-owners present donation to the American Red Cross.

About the Cover:

Background photo: This modular workstation was added to the successful Marlborough Collection that already includes wall units, entertainment centers, bedroom, and tables.

Inset photos, from top to bottom:

Mulberry Manor, a successful introduction from the October 2001 International Home Furnishings Market, was Hooker's second offering in formal dining room in more than 20 years, following the introduction of Tuscan Treasures in 2000.

Consumer lifestyle photographs like the one shown here will add visual impact to Hooker's home entertainment gallery program to be introduced in 2002.

The SmartWorks multifunctional keyboard tray is a patent-pending innovation developed by a team of employee-owners that features a book rest and document stand, internal wiring for the keyboard and mouse, and storage for pencils and CDs.

The new Hooker Furniture logo and tagline, featuring a classic sapphire blue and gold color scheme and the tagline "Easy Elegance", was developed and introduced in 2001 as part of Hooker's strategic brand development.

Long-term Initiatives Strengthen Relationships with Retailers, Consumers

Hooker Furniture enacted key long-term strategic initiatives in 2001, positioning the Company for growth in the months and years ahead.

The common thread in all these initiatives is *building stronger relationships* – relationships with retail customers and with the consumer.

Hooker is building stronger relationships with retailers, positioning itself as a vital domestic case goods supplier through programs including:

- Shortening of delivery times
- Continuous improvement of product quality
- In-depth retail sales training through Hooker Furniture University
- The *SmartWorks* home office retail gallery program

Shortening delivery times to retailers continues to be a priority at Hooker, differentiating the Company as a preferred resource. Since March 2000, the average monthly percentage of orders for domestic product shipped by Hooker within 30 days has improved from 65% to 80% in January 2002. As of February 2002, 87% of Hooker's 810 domestically produced products were in stock or scheduled to be available for shipment within 30 days. These improvements in service clearly show Hooker's progress toward its goal of shipping 95% of its orders within 30 days.


Order Delivery Improvement In
Domestic Product Lines By Fiscal Year
80.0%
70.0%
60.0%
50.0%
69.0%
77.7%
Mar.–Nov. 2000
Dec. 2000–Nov. 2001

The graph at left depicts for each time period, the average percentage of orders for domestic product lines, shipped within 30 days of the order receipt date. The Company commenced using a new order processing system in March 2000, the earliest date presented in the graph. For imported products, the average percentage of orders shipped within 30 days was 57.9% for the period from March 2000 through November 2000 and 59.7% for the period from December 2000 through November 2001. Imported products, which are outsourced, are subject to longer delivery lead times than domestically produced products, for reasons such as longer ocean freight transportation times.

Plant Specialization Enhances Product Quality

Through continuous improvement of product quality, Hooker is also strengthening its reputation as a preferred resource for retailers. As part of the ongoing quality improvement effort, each of Hooker's plants is taking a more focused approach to manufacturing, enabling employees to become better and more specialized at what they do. The Martinsville plant will concentrate primarily on bedroom and higher-end wall units. Kernersville will focus on starting-price-point walls and entertainment centers. Roanoke will focus on executive home office. Pleasant Garden will focus on computer cabinets and entertainment centers, and Maiden will focus on modular home office.

Retail Sales Training Program Expands in 2001



Sales Representative, David Cochrane takes a retail group through the Martinsville factory.

In an effort to tie itself more closely with key retail customers, Hooker has expanded its Hooker Furniture University sales training program by taking it "on the road." During 2001, the Martinsville corporate offices hosted 12 two-day classroom training sessions serving over 180 retail sales and management associates from around the country. In addition, Hooker employees and sales representatives traveled to such retail locations as Robb & Stucky in Arizona, Nebraska Furniture Mart and Louis Shanks of Texas to give training sessions. In all, 24 "on the road" classroom sessions were given in 2001, serving over 400 retail sales and management associates, and the program is continuing to expand in 2002.



Director of Quality Improvement, Barney Peach instructs a retail class on case construction.

Home Office Gallery Program In Place With Over 350 Retailers

Hooker is also strengthening customer ties and expanding its retail floor space in the home office category with key retailers through a specialty gallery program called SmartWorks. Over 350 of the country's top furniture stores installed 800-square-foot and 400-square-foot SmartWorks by Hooker home office galleries during the second half of 2001. A similar specialty product gallery program is under development in the home entertainment category. In addition to boosting sales, these programs will help build brand recognition for Hooker with the consumer in the categories of home office and home entertainment.



Consumer shops in SmartWorks Gallery at Klingman's in Michigan.

Brand Communications Build Consumer Awareness, Loyalty to Hooker

In 2001, Hooker made significant progress in its goal to develop a brand identity, message and communications strategy. A new logo and tagline was developed and introduced, and the brand message is being communicated through integrated marketing communications. These "touch-points" with the consumer include the Company's Website, point-of-purchase signage at retail, product brochures and catalogs, consumer thank-you letters, public relations and retail sales training.

HOOKER™
FURNITURE
Easy Elegance ◦ Since 1924

By consistently communicating the brand message and the practical and emotional benefits of Hooker products, the Company will build consumer awareness of the Hooker Furniture brand and ultimately, brand loyalty.

Purchasers Receive Thank-You Letters from Hooker

Following one-on-one interviews with purchasers of Hooker products in Spring of 2001, the Company determined that sending thank-you letters to purchasers would be an effective way to generate repeat business and referrals. This "relationship marketing" campaign was launched in the early Fall of 2001. Now, nearly 1,000 purchasers per month receive thank-you letters signed by the Company's Chairman and Chief Executive Officer, Paul B. Toms, Jr.

Consumer Help Desk Staff Builds One-to-One Relationships

One of the most important one-to-one touch points between the Hooker Furniture brand and the consumer is the Company's Consumer Help Desk, staffed by two full-time employees. These employees respond to inquiries and requests for product information generated through Hooker's Website. In 2001, the Consumer Help Desk staff answered approximately 18,000 emails from consumers and 6,000 consumer telephone calls for a total of 24,000 consumer contacts.

Evidence indicates that this exceptional customer service is increasing purchase likelihood for those in the market for furniture. For those who have already purchased, it is generating brand loyalty. Consumers write:

- "During our (shopping process), we communicated through email, and a person named Debbie Dodson was helpful in providing information the retailer couldn't give us. This fast response *helped us make the decision to buy Hooker Furniture."*
- "Your prompt service and understanding is what makes Hooker Furniture a standout. *I will always recommend Hooker Furniture."*
- "Thank you soooo much for all the detailed brochures on your home theater systems! They are just what we are looking for and it has made shopping from home with two small children and a busy spouse very easy."
- "It really says a lot when a company takes that extra step to help the individual customer. When it's time to furnish my bedroom, I'll check with Hooker Furniture first."



Beth Lawson (left) and Debbie Dodson handled the bulk of 24,000 consumer inquiries in 2001.

Product Development Highlights and Trends for 2001



Lifestyle Oak...an improved modular home office line was introduced in April 2001.

For domestically produced products, two key developments in 2001 included:

- Remerchandising the home office modular line and improving the line's features and benefits.
- Entering a new product market: U and L-shaped executive desks and conference tables suitable for small commercial offices.

In April of 2001, Hooker introduced four "new and improved" modular workstations. Each group offers 19 mix-and-match pieces, with six finishes available at the same price, making the groups easier for retailers to sell and consumers to shop. Input from consumer research and employee-team effort resulted in product improvements including: increased depth on all units, internal wiring capability on all units, and a patent-pending, multifunctional keyboard tray developed by a team of employee-owners.

Already a leading producer of residential office furniture, Hooker expanded its office furnishings beyond the home front in October 2001 with the introduction of executive workstations and conference tables targeting small offices for professionals such as lawyers, doctors, accountants, consultants and sales representatives.

For imported products, dining furniture – both casual and formal – represents the fastest-growing category in the **Seven Seas** line. The **Mulberry Manor** formal dining room was one of the most successful introductions of 2001, complementing the already successful **Tuscan Treasures** formal dining room introduced in 2000.



Introduced in April 2001, Hanover Cherry represents Home Theater Walls.

In October of 2001, Hooker became a co-branded partner in the prestigious **PGA TOUR® Home** licensed product collection with its introduction of 12 golf-themed accent pieces. The PGA TOUR® Home collection will be expanded in 2002.

In addition, the Company successfully entered a new imported category, grandfather clocks. The hand-painted clocks offer display and storage functionality.

In another important development for The Import Division, a production-scheduling system was implemented in the fourth quarter of 2001 that will help the Division better manage its inventory and ship products quicker, giving it a competitive edge in the imported products market.



PGA TOUR® Home TV armoire, introduced in October 2001, features a putt return in its base.

Stylish watch cocktail table, introduced to the Seven Seas accents line in October 2001.





Elaborate hand-painting is made available through our import product line, as shown on this handsome entertainment center.

Form 10-K

HOOKER™
FURNITURE

2001

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001
Commission file number 000-25349

HOOKER FURNITURE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	54-0251350
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

440 East Commonwealth Boulevard, Martinsville, Virginia 24112
(Address of principal executive offices, Zip Code)

(276) 632-0459
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:
None

Securities registered pursuant to Section 12 (g) of the Act:
Common stock, no par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Aggregate market value of common equity held by non-affiliates of the registrant: $30.0 million (based on the closing price as of February 4, 2002 as reported to the NASD by its member firms).

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of February 4, 2002:

Common stock, no par value	7,279,340
(Class of common stock)	*(Number of shares)*

Documents incorporated by reference: Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Shareholders scheduled to be held March 28, 2002 are incorporated by reference into Part III.

Table of Contents

ITEM 1. BUSINESS

General

Incorporated in Virginia in 1924, Hooker Furniture Corporation (the "Company") is a leading manufacturer and importer of residential furniture, primarily targeted at the upper-medium price range. The Company offers diversified products, consisting primarily of home office, entertainment centers, imported occasional, bedroom and wall systems, across many style categories within this price range. Its product depth and extensive style selections make the Company an important furniture resource for retailers in its price range. The Company has established a broad distribution network that includes independent furniture stores, department stores, specialty retailers, catalog merchandisers, and national and regional furniture chains. The Company emphasizes continuous improvement in its manufacturing processes to enable it to continue providing competitive advantages to its customers such as quick delivery, reduced inventory investment, high quality, and value. The Company operates facilities in Martinsville and Roanoke, Virginia and Kernersville, Maiden, and Pleasant Garden, North Carolina.

Products and Styles

The Company's product lines cover most major design categories. The Company believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences, and provides retailers an important furniture resource in the upper-medium price range. The Company intends to continue expanding its product styles with particular emphasis on home office, entertainment centers, occasional furniture, and bedroom. The Company believes that its products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products.

The Company provides furniture products in a variety of materials, woods, veneers, and finishes. The number of patterns by product line are:

	Number of Patterns
Home and executive office	44
Wall systems	32
Entertainment centers	48
Imported lines	120
Bedroom	12

These product lines cover most major design categories including European traditional, transitional, American traditional, and country/casual designs.

The Company designs and develops new product styles semi-annually to replace discontinued items or styles and, if desired, expand product lines. The Company's product design process begins with marketing personnel identifying customer needs and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by independent designers, from which prototype furniture pieces are built. The Company invites certain dealers and independent sales representatives to view and critique the prototypes. From this input, changes in design are made and the Company's engineering department prepares a sample for actual full-scale production. The Company introduces its new product styles at the fall and spring international furniture markets.

From time to time, the Company will partner with third parties to design and market products under mutually beneficial licensing agreements. During 2001, the Company began working with professional golf tournament sponsor The PGA TOUR®, to develop a line of furniture to be marketed under the "PGA TOUR® Home Collection by Hooker Furniture" name. The Company introduced a limited number of products for this collection at the October 2001 furniture market in High Point, North Carolina, and expects to expand its offerings at the April 2002 market.

In 2001, the Company also introduced a line of executive workstations and conference tables targeting small offices for professionals such as doctors and attorneys. The new line combines commercial functionality, meeting standards established for the commercial office industry, with residential styling.

Distribution

The Company has developed a broad domestic customer base and also sells to a limited international market. The Company sells its furniture through approximately 90 independent sales representatives to independent furniture retailers such as Nebraska Furniture Mart and Louis Shanks of Texas, catalog merchandisers such as the Horchow Collection (a unit of Neiman Marcus), national chain stores such as Breuners Home Furnishings, regional chain stores such as Haverty's and Robb & Stucky, and department stores such as Federated and Dillard's. The Company believes this broad network reduces its exposure to regional recessions, and allows it to capitalize on emerging channels of distribution. The Company offers tailored merchandising programs to address each channel of distribution.

The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a nine-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. The Company utilizes approximately 46,000 square feet of showroom space at the High Point market to introduce new products, increase sales of its existing products, and test ideas for future products.

The Company has sold to over 3,950 customers during the past fiscal year, and approximately 2% of the Company's sales in 2001 were to international customers. No single customer accounted for more than 3% of the Company's sales in 2001. No material part of the Company's business is dependent upon a single customer, the loss of which would have a material effect on the business of the Company. The loss of several of the Company's major customers could have a material impact on the business of the Company.

Manufacturing

The Company's manufacturing strategy is to produce products that are on the leading edge of changing consumer demand for the home, such as home theater, home office, and computer furniture, as well as traditional bedroom. The Company stresses strong customer relationships in developing new products, as well as improving existing ones. The Company believes strongly in employee involvement with employee and management teams working and communicating in all areas of manufacturing to improve production and quality related issues, stressing quality improvement, not quality control. To meet customer expectations of just-in-time inventory delivery, the Company's strategy has been to strike a balance between minimizing cutting size together with increasing the frequency of cuttings on the one hand, and the efficiencies gained from longer production runs on the other. In recent years, cutting sizes have been reduced and frequencies of cuttings increased.

During 2001, in order to enhance efficiency and profitability, the Company emphasized the alignment of each of its product lines to the manufacturing strengths of each production facility. However, each facility continues to maintain the flexibility to produce multiple product lines, allowing the Company to shift products between facilities in order to balance capacity with demand. The Company communicates constantly with key suppliers in monitoring and addressing quality and delivery issues, a process that enables both the Company and the suppliers to respond quickly to constantly changing customer needs.

The Company operates manufacturing facilities in North Carolina and Virginia consisting of an aggregate 1.8 million square feet. The Company considers its present equipment to be generally modern, adequate, and well maintained.

The Company schedules production of its various styles based upon actual and anticipated orders. The Company's backlog of unshipped orders was $28.1 million on November 30, 2001 and $23.3 million on November 30, 2000. The Company strives to provide inventory-on-demand for its dealers. In addition, it is the Company's policy and industry practice to allow order cancellation up to time of shipment; therefore customer orders are not firm until shipped. For these reasons, management does not consider order backlogs to be an accurate indicator of expected business. Over the last three fiscal years, however, 92% of all orders booked were ultimately shipped. Backlogs are normally shipped within six months. During 2001, the Company shipped 78% of domestic product orders and 60% of imported product orders within 30 days of order receipt.

Imported Lines

The Company imports finished furniture in a variety of styles and materials, and markets these products under the Company name through its normal distribution channels. Imported products accounted for 31% of net sales in 2001 and 28% of net sales in 2000. Product lines include occasional tables, consoles, chests, casual and formal dining room furniture, bedroom furniture, entertainment centers, and accent items. The Company imports products from China, the Philippines, Mexico, and Indonesia, sourcing with 14 agents representing 37 factories.

The Company has imported products from foreign manufacturers for over 13 years. The Company's imported products business is subject to the usual risks inherent in importing products manufactured abroad, including, but not limited to, supply disruptions and delays, currency exchange rate fluctuations, economic and political fluctuations and destabilization, as well as the laws, policies, and actions of foreign governments and the United States affecting trade.

Because of the large number and diverse nature of foreign factories, the Company has flexibility in the placement of product in any particular country or factory. Factories located in China have become an important resource for the Company. The sudden disruption in the Company's supply chain from China could significantly impact the Company's ability to fill customer orders for products manufactured in that country for a three to six-month period. However, the Company believes that such a disruption in supply would not have a material adverse effect on its financial condition or results of operations.

Since the Company transacts its import purchases in U.S. Dollars, a relative decline in the value of the U.S. Dollar could increase the cost of the Company's imported products and adversely impact sales volume and profit margins during such periods. Conversely, a relative increase in the value of the U.S. Dollar could decrease the cost of imported products and favorably impact sales volume and profit margins during such periods.

Raw Materials

The principal materials used by the Company in manufacturing its products include lumber, veneer, plywood, particleboard, hardware, glue, finishing material, glass products, and fasteners. The Company uses a variety of species of lumber, including cherry, oak, poplar, pine, and maple. The Company's five largest suppliers accounted for approximately 12% of its purchases in 2001.

The Company believes that its sources of supply for these materials are adequate and that it is not dependent on any one supplier.

Competition

The Company is the sixteenth largest furniture manufacturer in North America based on 2000 sales, according to *Furniture/Today*, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. The markets in which the Company competes include a large number of relatively small manufacturers; however, certain competitors of the Company have substantially greater sales volumes and financial resources than the Company. The Company also competes with foreign manufacturers, many of which have substantially lower production costs, including the cost of labor, than the Company. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. The Company believes that its long-standing customer relationships, customer responsiveness, consistent support of existing diverse product lines that are high quality and good value, and experienced management are competitive advantages.

Employees

As of November 30, 2001, the Company had approximately 1,850 employees. None of the Company's employees are represented by a labor union. The Company considers its relations with its employees to be good.

The Corporation sponsors the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP") to provide ownership and retirement benefits for eligible employees. The ESOP covers substantially all Company employees. The ESOP enables employees to share in the growth of the Company and to accumulate a beneficial ownership interest in the Company's common stock.

Patents and Trademarks

The trade name of the Company represents many years of continued business. The Company believes that its name is well recognized and associated with quality in the furniture industry. The Company owns a number of patents, trademarks, and licenses, none of which is considered to be material to the Company.

Governmental Regulations

The Company is subject to federal, state, and local laws and regulations in the area of safety, health, and environmental pollution controls. Compliance with these laws and regulations has not in the past had any material effect on the Company's earnings, capital expenditures, or competitive position; however, the effect of compliance in the future cannot be predicted. Management believes that the Company is in material compliance with applicable federal, state, and local safety, health, and environmental regulations. See "Item 8. Legal Proceedings" for information concerning certain environmental matters.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. These statements reflect the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Those risks and uncertainties include the cyclical nature of the furniture industry, domestic and international competition in the furniture industry, general economic or business conditions, both domestically and internationally, fluctuations in the price of lumber, which is the most significant raw material used by the Company, supply distruptions or delays affecting imported products, adverse political acts or developments in the international markets from which the

Company imports products, fluctuations in foreign currency exchange rates affecting the price of the Company's imported products, and capital costs.

ITEM 2. PROPERTIES

Set forth below is information with respect to the Company's principal properties. The Company believes that all these properties are well maintained and in good condition. The Company believes its manufacturing facilities are being efficiently utilized. The Company estimates that its facilities are currently being operated at approximately 95% of capacity, on a one-shift basis. All Company plants are equipped with automatic sprinkler systems and modern fire and spark detection systems, which the Company believes are adequate. All facilities set forth below are active and operational, except as noted.

Location	Primary Use	Approximate Facility Size *(Square Feet)*	Owned or Leased
Martinsville, VA	Corporate Headquarters	32,000	Owned
Martinsville, VA	Manufacturing	760,000	Owned
Martinsville, VA	Distribution/Imports	580,000	Owned
Martinsville, VA	Distribution	189,000	Owned (1)
Martinsville, VA	Plywood Production	146,000	Owned
Kernersville, NC	Manufacturing	115,000	Owned
Roanoke, VA	Manufacturing	265,000	Owned
Pleasant Garden, NC	Manufacturing	300,000	Owned
Maiden, NC	Manufacturing	200,000	Owned
High Point, NC	Showroom	46,000	Leased (2)

(1) This facility is presently idle and held for sale or lease.
(2) Lease expires October 31, 2005.

ITEM 3. LEGAL PROCEEDINGS

During 1998, Triwood, Inc. ("Triwood"), a joint venture that produced particleboard for furniture manufacturing, in which the Company was a 50% shareholder, was cited by the Environmental Protection Agency ("EPA") for a violation of certain regulations under the Clean Air Act Amendments of 1990. The joint venture members elected to cease operations in November 1998. On June 30, 2000, the Company acquired all of the outstanding shares of Triwood owned by the other shareholder in the joint venture for an aggregate consideration of $1.9 million. The purchase price included the assumption by the Company of the first $100,000 of liability, if any, related to the 1998 EPA citation. Pursuant to an indemnification agreement, the Company and the other former joint venture owner will share equally any liability in excess of $100,000. Based upon its most recent information, management does not believe the Company's share of the liability, if any, will be material to the Company's financial condition or results of operations.

Based upon performance tests conducted in November 1998, the EPA issued the Company a Notice of Violation in March 1999 for the failure of two boilers at the Company's Martinsville facility to meet particulate emission limitations under the Clean Air Act. The Company made adjustments to one of the boilers and conducted a second performance test in February 1999. Modifications to the second boiler were completed and a second performance test was conducted in December 2001. The results of both the February 1999 and December 2001 tests indicated that both boilers were in compliance with particulate emission limitations. Both test results have been forwarded to the EPA. The EPA has taken no final action in this matter, including the assessment of fines against the Company. The costs incurred to bring both boilers into compliance have not had, and management believes that any fines that may yet be levied by the EPA will not have, a material adverse affect on the Company's financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF HOOKER FURNITURE CORPORATION

The Company's executive officers and their ages as of February 14, 2002 and the year each joined the Company are as follows:

Name	Age	Position	Year Joined Company
Paul B. Toms, Jr.	47	Chairman and Chief Executive Officer	1983
Douglas C. Williams	54	President and Chief Operating Officer	1971
E. Larry Ryder	54	Executive Vice President–Finance and Administration, Assistant Secretary, and Assistant Treasurer	1977
Raymond T. Harm	52	Senior Vice President–Sales	1999
Henry P. Long, Jr.	50	Senior Vice President–Merchandising and Design	1983
Michael P. Spece	49	Senior Vice President–Import Division	1997

Paul B. Toms, Jr. has been Chairman and Chief Executive Officer since December 2000. Mr. Toms was President and Chief Operating Officer from December 1999 to December 2000, Executive Vice President–Marketing from 1994 to December 1999, Senior Vice President–Sales and Marketing from 1993 to 1994, and Vice President–Sales from 1987 to 1993. Mr. Toms joined the Company in 1983 and has been a Director since 1993. Mr. Toms is the nephew of J. Clyde Hooker, Jr., who is a Director and the Chairman Emeritus of the Company.

Douglas C. Williams has been President and Chief Operating Officer since December 2000. Mr. Williams was Executive Vice President–Manufacturing from December 1999 to December 2000, Senior Vice President–Manufacturing from 1987 to 1999, and Vice President–Manufacturing from 1986 to 1987. Prior to 1986, Mr. Williams held various positions in manufacturing management. Mr. Williams joined the Company in 1971 and has been a Director since 1987.

E. Larry Ryder has been Executive Vice President–Finance and Administration since December 2000, Assistant Treasurer since 1998, and Assistant Secretary since 1990. Mr. Ryder was Senior Vice President–Finance and Administration from December 1987 to December 2000, Treasurer from 1989 to 1998, and Vice President–Finance and Administration from 1983 to 1987. Prior to 1983, Mr. Ryder served in various financial management positions. Mr. Ryder joined the Company in 1977 and has been a Director since 1987.

Raymond T. Harm has been Senior Vice President–Sales since joining the Company in 1999. Prior to joining the Company, Mr. Harm served as Vice President–Sales for The Barcalounger Company, a manufacturer of upholstered motion furniture, from 1992 to 1999. Prior to 1992, Mr. Harm served in various sales management positions with The Barcalounger Company.

Henry P. Long, Jr. has been Senior Vice President–Merchandising and Design since 1994. Mr. Long was Vice President–Sales from 1987 to 1994. Prior to 1987, Mr. Long served in various sales management positions. Mr. Long joined the Company in 1983 and has been a Director since 1993.

Michael P. Spece has been Senior Vice President–Import Division since December 2001. Mr. Spece was Vice President–Import Division since joining the Company in 1997 until December 2001. Prior to joining the Company, Mr. Spece served as Merchandise Manager for Gabberts Furniture and Design Studio, an independent retailer, from 1989 to 1997. Prior to 1989, Mr. Spece served in various retail management capacities with Gabberts Furniture.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Beginning in April 2001, the Company's common stock has been quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "HOFT". The OTCBB is a regulated quotation service for subscribing members of the National Association of Securities Dealers (the "NASD") that displays real-time quotes, last-sale prices, and volume information in over-the-counter securities. Before April 2001, the Company's common stock was not listed for trading on any securities exchange, or on Nasdaq, or on any other inter-dealer quotation system of a registered securities association. The table below sets forth the high and low sales prices per share for the Company's common stock for the periods indicated as reported to the NASD by the NASD's member firms. The stock price information reported in the table below represents transactions in the Company's common stock in the "over-the-counter" market during the periods indicated.

	2001		2000	
	High	Low	High	Low
First Quarter	$9.00	$7.00	$13.50	$11.00
Second Quarter	9.25	7.13	12.50	8.00
Third Quarter	9.50	8.10	11.50	8.00
Fourth Quarter	9.50	7.75	12.50	8.00

As of February 1, 2002, the Company had approximately 939 beneficial shareholders and 1,629 current and former employees participating in the Company's ESOP. The Company pays dividends on its common stock on or about the last day of February, May, August, and November, when declared by the Board of Directors, to shareholders of record approximately two weeks earlier. Although the Company presently intends to declare cash dividends at historical levels on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on the Company's then current financial condition, capital requirements, results of operations, and any other factors then deemed relevant by the Board of Directors. The following table sets forth the dividends per share paid by the Company with respect to its common stock during the Company's two most recent fiscal years.

	2001	2000
First Quarter	$0.085	$0.085
Second Quarter	0.090	0.085
Third Quarter	0.090	0.085
Fourth Quarter	0.090	0.085

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for each of the last five fiscal years ended November 30, 2001 has been derived from the Company's audited, consolidated financial statements. The selected financial data should be read in conjunction with the Financial Statements, including the related Notes, and Management's Discussion and Analysis included elsewhere in this Annual Report.

	For The Year Ended November 30,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Income Statement Data (1):					
Net sales	$221,289	$251,051	$229,238	$206,521	$176,370
Cost of goods sold	170,008	187,727	171,145	158,137	134,579
Gross profit	51,281	63,324	58,093	48,384	41,791
Selling and administrative expenses	39,323	40,377	34,559	31,471	26,183
Restructuring charge (2)	881				
Income from operations	11,077	22,947	23,534	16,913	15,608
Other income, net	1,213	792	289	675	599
Interest expense	2,140	830	647	561	630
Income before income taxes	10,150	22,909	23,176	17,027	15,577
Income taxes	3,640	7,995	8,881	6,241	5,530
Net income	6,510	14,914	14,295	10,786	10,047
Per Share Data:					
Basic and diluted earnings per share	1.12	2.06	1.87	1.40	1.30
Cash dividends per share	0.36	0.34	0.30	0.28	0.26
Net book value per share (3)	15.45	14.68	12.52	10.97	9.86
Weighted average shares outstanding	5,809	7,257	7,636	7,692	7,734
Balance Sheet Data:					
Cash, primarily interest-bearing deposits	7,926	1,243	157	3,625	827
Inventories	33,522	42,785	37,051	35,812	33,475
Working capital	59,624	60,669	54,557	51,793	47,153
Total assets	130,695	133,531	116,423	111,233	98,290
Long-term debt (including current maturities)	26,911	29,500	7,000	12,062	9,985
Common stock held by ESOP	9,397	10,412	10,129	10,213	10,044
Shareholders' equity	77,741	75,559	85,234	73,900	66,210

(1) Certain items in the financial statements for periods prior to 2001 have been reclassified to conform to the 2001 method of presentation.

(2) In August 2001, the Company recorded a pretax charge of $881,000 for severance and early retirement benefits related to a workforce reduction of approximately 100 employees at its Martinsville, Virginia facility.

(3) Net book value per share is derived by dividing (a) the sum of (i) "common stock held by ESOP" and (ii) "total shareholders' equity" by (b) the number of common shares issued and outstanding, excluding unearned ESOP shares.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Selected Financial Data, the Financial Statements, and the related Notes contained elsewhere in this Annual Report.

Results of Operations

The following table sets forth the percentage relationship to net sales of certain items included in the statements of income:

	For the Year Ended November 30,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.8	74.8	74.7
Gross profit	23.2	25.2	25.3
Selling and administrative expenses	17.8	16.1	15.0
Restructuring charge	0.4		
Operating income	5.0	9.1	10.3
Other income, net	0.6	0.3	0.1
Interest expense	1.0	0.3	0.3
Income before income taxes	4.6	9.1	10.1
Income taxes	1.7	3.2	3.9
Net income	2.9%	5.9%	6.2%

2001 Compared to 2000

Net sales decreased $29.8 million, or 11.9%, to $221.3 million in 2001 compared to $251.1 in 2000. Unit volume declined across all domestically produced product lines, while unit volume for imported product lines increased slightly. Average selling prices also declined during 2001, due to a change in the mix of products sold. The sales declines in the 2001 periods are a reflection of the difficult economic climate experienced since late 2000.

Gross profit margin for 2001 declined to 23.2% from 25.2% in 2000. The decrease was due principally to an increase in overhead cost as a percentage of sales volume resulting from lower production levels. Raw material costs and the delivered cost of imported furniture both declined as a percentage of sales volume, partially offsetting the increases in cost absorption. The Company's labor cost as a percentage of sales volume also increased from the prior year, although the Company's manufacturing facilities worked a short, 35-hour weekly production schedule from January through August 2001. The Company also closed its production facilities for one week in July for annually-scheduled maintenance and also for one week in each of August and September to control inventory levels. In addition, on August 30, 2001, the Company reduced the workforce at its Martinsville plant by about 100 employees.

Selling and administrative expenses decreased $1.1 million, or 2.6%, to $39.3 million in 2001 from $40.4 million in 2000. During 2001, the Company incurred lower selling expenses related to lower sales (principally sales commissions) and lower legal and professional costs. Legal and professional costs were higher in 2000 due to fees incurred in connection with a tender offer by the Company's Employee Stock Ownership Plan ("ESOP") to purchase 1.8 million shares of the Company's stock from existing shareholders, completed in September 2000 (the "ESOP Tender Offer"). These cost decreases were partially offset by higher sample costs and depreciation expense in 2001. As a percentage of net sales, selling and administrative expenses increased to 17.8% in 2001, from 16.1% in 2000, as a result of lower net sales in 2001.

Overall, while production costs and selling and administrative expenses decreased in 2001, these reductions in cost were not sufficient to completely offset the effect of lower sales volume on operating margins.

A one-time restructuring charge and a special common stock repurchase by the ESOP also contributed to the decline in operating income in 2001. These expenses were related to the workforce reduction at the Martinsville facility on August 30, 2001. The one-time restructuring charge consisted of $881,000 pretax, in severance and early retirement benefits paid to terminated employees. In addition, the Company recorded a $321,000 pretax expense related to the repurchase of 19,000 shares of common stock by the ESOP from some of the terminated employees as required by the terms of the ESOP. These shares have been reallocated to active ESOP participants. These combined, non-recurring charges reduced operating income by $1.2 million, or 0.5% of net sales.

As a result of the above, operating income decreased to $11.1 million, or 5.0% of net sales, in 2001, compared to $22.9 million, or 9.1% of net sales, in 2000.

Interest expense increased $1.3 million to $2.1 million in 2001 compared to $830,000 in 2000. The increase was due to interest incurred on the September 2000 term loan entered into in connection with the ESOP Tender Offer.

The Company's effective tax rate increased from 34.9% in 2000 to 35.8% in 2001.

Net income in 2001 declined 56.3%, to $6.5 million, from $14.9 million in 2000. Earnings per share decreased to $1.12 in 2001, compared with $2.06 in 2000. The restructuring charge and the common stock repurchase by the ESOP discussed above reduced 2001 net income by $745,000 after tax, or $0.13 per share.

All the Company's full-time manufacturing employees are currently working full production schedules (40 hours-per-week). Incoming order rates have improved significantly since the furniture market in mid-October 2001. Although the Company expects to operate at full production work schedules for the foreseeable future, management continually evaluates the need to make selective adjustments to work schedules in order to balance production and orders. The Company expects that shipments during the first quarter of fiscal 2002 will reflect an increase of 6-10% from the comparable 2001 period.

2000 Compared to 1999

Net sales increased $21.8 million, or 9.5%, in 2000 to $251.1 million compared to $229.2 million in 1999. The increase was due principally to higher unit volume in imported and home office furniture, partially offset by lower unit volume in bedroom furniture and entertainment centers. Average selling prices were slightly lower during the 2000 period, principally due to the mix of products shipped (primarily increased imported furniture shipments).

Gross profit margin for 2000 decreased to 25.2% from 25.3% in the prior year. Higher employee benefits cost for manufacturing employees (primarily medical claims and retirement cost for the Company's ESOP) and higher raw material costs (primarily lumber and wood products), as a percentage of sales volume, were partially offset by the lower delivered cost of imported furniture as a percentage of sales volume.

Selling and administrative expenses rose $5.8 million to 16.1% of net sales in 2000 compared to 15.0% in 1999. The increase in expenses was due principally to higher selling costs to support increased sales, higher warehousing and shipping costs resulting from the interim operation of dual warehousing facilities during the first half of the year, increased depreciation expense related to certain operating systems placed in service in January and February 2000, and fees incurred in connection with the ESOP Tender Offer.

In 1999, the Company began a 180,000 square foot addition to its central distribution center (the "CDC") in Martinsville, Virginia. The Company substantially completed the consolidation of finished inventory formerly kept in three separate warehouses into the CDC in 1999, but continued to operate dual facilities through March 2000. The Company opened the addition to its CDC in February 2000 and closed the one remaining dual facility in early April 2000. The closed facility is presently idle and held for sale or lease.

As a result of the above, operating income decreased to 9.1% of net sales in 2000 from 10.3% in 1999.

The Company's effective tax rate decreased from 38.3% in 1999 to 34.9% in 2000.

Net income in 2000 increased 4.3%, to $14.9 million, from $14.3 million in 1999. Earnings per share increased to $2.06 in 2000, compared with $1.87 in 1999.

Financial Condition, Liquidity and Capital Resources

As of November 30, 2001, assets totaled $130.7 million, down from $133.5 million at November 30, 2000. Shareholders' equity at November 30, 2001, was $77.7 million, compared to $75.6 million at November 30, 2000. The Company's long-term debt, including current maturities, was $26.9 million at November 30, 2001, declining from $29.5 million at November 30, 2000. Working capital decreased to $59.6 million as of November 30, 2001, from $60.7 million at the end of 2000, reflecting lower inventories and trade receivables, partially offset by an improved cash position and lower trade payables and current liabilities.

During 2001, the Company recognized a decrease in the aggregate fair market value of its interest rate swap agreements, resulting from the general decline in interest rates that occurred during the period. The decrease in the aggregate fair market value of the agreements of $1.7 million after tax ($2.7 million pretax) is reflected under the caption "accumulated other comprehensive loss" in the balance sheets.

During 2001, cash generated from operations ($20.5 million) and the sale of property ($2.8 million) funded capital expenditures ($8.8 million), an increase in available cash ($6.7 million), the purchase and retirement of common stock ($2.9 million), net repayments of long-term debt ($2.6 million), and dividend payments ($2.3 million). During 2000, net borrowings ($22.5 million) and cash generated from operations ($16.4 million) funded the ESOP Tender Offer ($22.5 million), capital expenditures ($12.0 million), dividend payments ($2.5 million), an increase in available cash ($1.1 million), and the acquisition of Triwood ($801,000).

Cash generated from operations of $20.5 million during 2001 increased $4.1 million from $16.4 million in 2000. Lower payments to suppliers and employees and lower tax payments were partially offset by less cash received from customers and higher interest payments. Payments to suppliers and employees decreased $25.5 million, as a result of reduced production schedules and lower inventory levels. Cash received from customers decreased $23.6 million as a result of lower sales. Tax payments decreased $3.5 million due principally to lower taxable income levels. Interest payments increased $1.3 million as a result of the term loan borrowed in September 2000 to fund the ESOP Tender Offer.

Investing activities consumed $6.0 million during 2001 compared to $12.8 million in 2000. In May 2001, Triwood sold land and a building to a third party for $2.7 million in cash. In June 2000, the Company acquired the remaining 50% interest in Triwood for $801,000, net of cash received in the purchase. Capital expenditures during 2000 ($12.1 million) were higher compared to 2001 ($8.8 million), as the Company completed the addition to its Central Distribution Center and continued its construction of raw lumber grading, storage, and drying facilities at the Maiden, North Carolina plant during fiscal 2000.

The Company used cash of $7.8 million for financing activities in 2001 compared to $2.5 million in 2000. During 2001, the Company purchased and retired common stock ($2.9 million), repaid long-term debt ($2.6 million net), and paid dividends ($2.3 million). During 2000, net borrowings ($22.5 million) and cash generated from operations funded the ESOP Tender Offer ($22.5 million), and dividends ($2.5 million).

In June and September 2001, the Company's Board of Directors authorized the repurchase of up to an aggregate $5.2 million of the Company's common stock. Repurchases may be made from time to time in the open market, or in privately negotiated transactions, at prevailing market prices that the Company deems appropriate. Through November 30, 2001, the Company has repurchased 286,000 shares at a total cost of $2.4 million or an average of $8.47 per share. Based on the market value of the common stock as of November 30, 2001, the remaining $2.8 million of the authorization would allow the Company to repurchase approximately 4.5% of the 7.3 million shares outstanding, or 6.6% of the Company's outstanding shares excluding the 2.3 million shares held by the ESOP.

During 2001, the Company also redeemed 27,000 shares from terminating participants at a total cost of $488,000, or $17.95 per share as required by the terms of the ESOP plan.

On November 30, 2001, the Company had $10.0 million available under its revolving line of credit and $15.2 million available under additional lines of credit to fund working capital needs. The Company believes it has the financial resources (including available cash, cash flow from operations, and lines of credit) needed to meet business requirements for the foreseeable future including capital expenditures, working capital, purchases under the stock repurchase program, and dividends on the Company's common stock. Cash flow from operations is highly dependent on order rates and the Company's operating performance.

Environmental Matters

Hooker Furniture Corporation is committed to protecting the environment as evidenced by its products and its manufacturing operations. The Company's manufacturing sites generate both hazardous and non-hazardous wastes, the treatment, storage, transportation, and disposal of which, are subject to various local, state, and national laws relating to protecting the environment. The Company is in various stages of investigation or remediation of alleged or acknowledged contamination at current or former manufacturing sites. The Company's policy is to record environmental liabilities when loss amounts are probable and can be reasonably estimated. The costs associated with the Company's environmental responsibilities, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had and, in the opinion of management, will not have a material effect on the Company's financial position, results of operations, capital expenditures, or competitive position.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 as amended by SFAS 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 in the first quarter of 2001. At the time of adoption, SFAS 133 did not have a material effect on the Company's financial statements. See "Note 4–Derivatives" to the Financial Statements included in this Annual Report for additional discussion regarding the effect of SFAS 133 on the Company's Financial Statements since adoption.

In July 2001, the FASB issued SFAS 141, "Business Combinations", which became effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 has not had an effect on the Company's financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which became effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing, recognized intangibles as goodwill, reassessment of the useful lives of existing, recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and identification of reporting units for purposes of assessing potential future impairment of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. The Company believes the adoption of SFAS 142 will not have an effect on the Company's financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary where control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company believes the adoption of SFAS 144 will not have a material effect on the Company's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates, which could impact its results of operations and financial condition. The Company manages its exposure to these risks through its normal operating and financing activities and through the use of interest rate swap agreements with respect to interest rates.

The Company's obligations under its lines of credit, industrial revenue bonds, and term loan bear interest at variable rates. The Company has entered into interest rate swap agreements that, in effect, fix the rate of interest on the industrial revenue bonds at 4.7% through 2006 and on the term loan at 7.4% through 2010. There were no other material derivative instrument transactions during any of the periods presented. As of November 30, 2001, $6.4 million was outstanding under the Company's industrial development revenue bonds and $20.5 million was outstanding under the term loan. No balance was outstanding under the Company's lines of credit as of November 30, 2001. A 10% fluctuation in market interest rates would not have a material impact on the Company's results of operations or financial condition.

For imported products, the Company generally negotiates firm pricing with its foreign suppliers for periods typically of up to one year. The Company accepts the exposure to exhange rate movements beyond these negotiated periods without using derivative financial instruments to mangage this risk. Since the Company transacts its purchases of import products in U.S. Dollars, a decline in the relative value of the U.S. Dollar could increase the cost of the products the Company imports. As a result, a weakening U.S. Dollar exchange rate could adversely impact sales volume and profit margins during such periods.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedule listed in items 14(a)(1) and 14(a)(2) of this report are incorporated herein by reference and are filed as a part of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Part III

In accordance with General Instruction G(3) of Form 10-K, the information called for by Items 10, 11, 12, and 13 of Part III is incorporated by reference to the registrant's definitive Proxy Statement for its Annual Meeting of Shareholders scheduled to be held March 28, 2002, except for information concerning the executive officers of the registrant which is included in Part I of this report under the caption "Executive Officers of Hooker Furniture Corporation".

Part IV
ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report on Form 10-K:

(1) The following financial statements are included in this report on Form 10-K:
Report of Independent Certified Public Accountants.
Consolidated Balance Sheets as of November 30, 2001 and 2000.
Consolidated Statements of Income for each of the three fiscal years ended November 30, 2001.
Consolidated Statements of Cash Flows for each of the three fiscal years ended November 30, 2001.
Consolidated Statements of Shareholders' Equity for each of the three fiscal years ended November 30, 2001.
Summary of Significant Accounting Policies.
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedule:
Report on Financial Statement Schedule.
Schedule II – Valuation and Qualifying Accounts for each of the three fiscal years ended November 30, 2001.

(b) The following report on Form 8-K was filed by the registrant during the last quarter covered by this report:

Form 8-K, filed October 1, 2001, announcing that the Company's Board of Directors had increased the Company's stock repurchase program by $2.2 million to a total of $3 million. The press release, filed with and incorporated by reference in the report, also announced the Company's results for the third quarter of 2001.

(c) Exhibits:

3.1 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10 (Commission File No. 000-25349)).

3.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 10 (Commission File No. 000-25349)).

3.3 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 10 (Commission File No. 000-25349)).

4.1 Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.1).

4.2 Articles of Amendment to Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.2).

4.3 Amended and Restated Bylaws of the Company (See Exhibit 3.3).

4.4 Term Loan Agreement, dated September 18, 2000, between the Company and SunTrust Bank (including related Term Note and Negative Pledge Agreement) (incorporated by reference to Exhibit 4.4 of the Company's Form 10-K (Commission File No. 000-25349) for the fiscal year ended November 30, 2000).

Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments evidencing long-term debt less than 10% of the Company's total assets have been omitted and will be furnished to the Securities and Exchange Commission upon request.

10.1 Lease dated August 3, 2000, between International Home Furnishings Center and the Company (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K (Commission File No. 000-25349) for the fiscal year ended November 30, 2000).

10.2 Form of Salary Continuation Agreement (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form 10 (Commission File No. 000-25349)).**

10.3 Form of Split Dollar Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 (Commission File No. 000-25349)).**

10.4 Commitment Letter for line of credit ("BB&T Credit Line") and related Promissory Note, each dated August 1, 2000, between Branch Banking & Trust Company of Virginia and the Company.*

10.5 Commitment Letter renewing and increasing the BB&T Credit Line and related Promissory Note, each dated April 6, 2001, between Branch Banking & Trust Company of Virginia and the Company.*

10.6 Term Loan Agreement, dated September 18, 2000, between the Company and SunTrust Bank (including related Term Note and Negative Pledge Agreement) (see Exhibit 4.4).

10.7 Credit Agreement, dated September 18, 2000, between the Company and the Hooker Furniture Corporation Employee Stock Ownership Plan Trust (including related Non-Recourse Promissory Note and Stock Pledge Agreement) (incorporated by reference to Exhibit 10.7 of the Company's Form 10-K (Commission File No. 000-25349) for the fiscal year ended November 30, 2000).

21 List of Subsidiaries
Triwood, Inc., a Virginia corporation.

---

*Filed herewith.

**Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOOKER FURNITURE CORPORATION

February 14, 2002

/s/ Paul B. Toms, Jr.
Paul B. Toms, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul B. Toms, Jr. Paul B. Toms, Jr.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2002
/s/ Douglas C. Williams Douglas C. Williams	President, Chief Operating Officer and Director	February 14, 2002
/s/ E. Larry Ryder E. Larry Ryder	Executive Vice President – Finance and Administration and Director (Principal Financial Officer)	February 14, 2002
/s/ Henry P. Long, Jr. Henry P. Long, Jr.	Senior Vice President – Merchandising and Design and Director	February 14, 2002
/s/ R. Gary Armbrister R. Gary Armbrister	Chief Accounting Officer (Principal Accounting Officer)	February 14, 2002
/s/ J. Clyde Hooker, Jr. J. Clyde Hooker, Jr.	Director and Chairman Emeritus	February 14, 2002
/s/ W. Christopher Beeler, Jr. W. Christopher Beeler, Jr.	Director	February 14, 2002
/s/ John L. Gregory, III John L. Gregory, III	Director	February 14, 2002
/s/ Irving M. Groves, Jr. Irving M. Groves, Jr.	Director	February 14, 2002
/s/ A. Frank Hooker, Jr. A. Frank Hooker, Jr.	Director	February 14, 2002
/s/ L. Dudley Walker L. Dudley Walker	Director	February 14, 2002

HOOKER FURNITURE CORPORATION AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
Hooker Furniture Corporation and Subsidiary
Martinsville, Virginia

We have audited the accompanying consolidated balance sheets of Hooker Furniture Corporation and Subsidiary as of November 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooker Furniture Corporation and Subsidiary at November 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Richmond, Virginia
December 14, 2001

CONSOLIDATED BALANCE SHEETS *(In thousands, including share data)* Hooker Furniture Corporation and Subsidiary

As of November 30,	2001	2000
Assets		
Current assets		
Cash, primarily interest-bearing deposits	$ 7,926	$ 1,243
Trade receivables, less allowance of $650 and $610	29,430	31,019
Inventories	33,522	42,785
Income tax recoverable	1,359	458
Prepaid expenses and other	2,368	1,505
Total current assets	74,605	77,010
Property, plant, and equipment, net	49,952	48,767
Other assets	6,138	7,754
Total assets	$130,695	$133,531
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 4,088	$ 5,406
Accrued salaries, wages, and benefits	4,789	6,470
Other accrued expenses	3,374	2,884
Current maturities of long-term debt	2,730	1,581
Total current liabilities	14,981	16,341
Long-term debt	24,181	27,919
Deferred liabilities	4,395	3,300
Total liabilities	43,557	47,560
Common stock held by ESOP	9,397	10,412
Shareholders' equity		
Common stock, no par value, 10,000 shares authorized, 7,304 and 7,617 shares issued and outstanding	2,789	2,605
Unearned ESOP shares (1,663 and 1,761 shares)	(20,793)	(22,009)
Retained earnings	97,432	94,963
Accumulated other comprehensive loss	(1,687)	
Total shareholders' equity	77,741	75,559
Total liabilities and shareholders' equity	$130,695	$133,531

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME *(In thousands, except per share data)* Hooker Furniture Corporation and Subsidiary

For The Year Ended November 30,	2001	2000	1999
Net sales	$221,289	$251,051	$229,238
Cost of sales	170,008	187,727	171,145
Gross profit	51,281	63,324	58,093
Selling and administrative expenses	39,323	40,377	34,559
Restructuring charge	881		
Operating income	11,077	22,947	23,534
Other income, net	1,213	792	289
Interest expense	2,140	830	647
Income before taxes	10,150	22,909	23,176
Income taxes	3,640	7,995	8,881
Net income	$ 6,510	$ 14,914	$ 14,295
Earnings per share:			
Basic and diluted	$ 1.12	$ 2.06	$ 1.87
Weighted average shares outstanding	5,809	7,257	7,636

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(In thousands)* Hooker Furniture Corporation and Subsidiary

For The Year Ended November 30,	2001	2000	1999
Cash flows from operating activities:			
Cash received from customers	$223,845	$247,459	$226,620
Cash paid to suppliers and employees	(197,110)	(222,562)	(203,497)
Income taxes paid, net	(4,484)	(8,028)	(9,288)
Interest paid, net	(1,791)	(490)	(570)
Net cash provided by operating activities	20,460	16,379	13,265
Cash flows from investing activities:			
Purchase of property, plant, and equipment	(8,797)	(12,064)	(8,626)
Acquisition of joint venture, net of cash received		(801)	
Sale of property	2,779	56	
Net cash absorbed by investing activities	(6,018)	(12,809)	(8,626)
Cash flows from financing activities:			
Proceeds from long-term debt	2,500	41,000	4,738
Payments on long-term debt	(5,089)	(18,500)	(9,800)
Cash dividends paid	(2,259)	(2,484)	(2,290)
Purchase and retirement of common stock	(2,911)		(755)
Purchase of common stock by ESOP		(22,500)	
Net cash absorbed by financing activities	(7,759)	(2,484)	(8,107)
Net increase (decrease) in cash	6,683	1,086	(3,468)
Cash at beginning of year	1,243	157	3,625
Cash at end of year	$ 7,926	$ 1,243	$ 157

Reconciliation of net income to net cash provided by operating activities:	2001	2000	1999
Net income	$ 6,510	$ 14,914	$ 14,295
Depreciation and amortization	7,592	6,689	4,988
Non-cash ESOP cost	1,514	678	
(Gain) loss on disposal of equipment	(59)	111	
Changes in assets and liabilities, net of effect from acquisition:			
Trade receivables	1,589	(4,420)	(3,253)
Inventories	9,263	(5,734)	(1,239)
Prepaid expenses and other assets	(2,848)	(18)	(528)
Trade accounts payable	(1,318)	1,630	(981)
Other accrued expenses	(2,133)	1,319	12
Deferred liabilities	350	1,210	(29)
Net cash provided by operating activities	$ 20,460	$ 16,379	$ 13,265

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

OF SHAREHOLDERS' EQUITY *(In thousands, except per share data)* Hooker Furniture Corporation and Subsidiary

For Each of The Three Years Ended November 30, 2001

	Common Stock Shares	Common Stock Amount	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at November 30, 1998	7,671	$2,435		$71,465		$73,900
Net income				14,295		14,295
Cash dividends on common stock ($0.30 per share)				(2,290)		(2,290)
Decrease in fair value of shares held by ESOP				84		84
Purchase and retirement of common stock	(54)	(17)		(738)		(755)
Balance at November 30, 1999	7,617	2,418		82,816		85,234
Net income				14,914		14,914
Cash dividends on common stock ($0.34 per share)				(2,484)		(2,484)
Purchase of shares by ESOP			$(22,500)			(22,500)
ESOP cost		187	491			678
Increase in fair value of shares held by ESOP				(283)		(283)
Balance at November 30, 2000	7,617	2,605	(22,009)	94,963		75,559
Net income				6,510		6,510
Change in unrealized loss on interest rate swap					$(1,687)	(1,687)
Total comprehensive income						4,823
Cash dividends on common stock ($0.36 per share)				(2,259)		(2,259)
Purchase and retirement of common stock	(313)	(114)		(2,797)		(2,911)
ESOP cost		298	1,216			1,514
Decrease in fair value of shares held by ESOP				1,015		1,015
Balance at November 30, 2001	7,304	$2,789	$(20,793)	$97,432	$(1,687)	$77,741

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

Nature of Business

The Company manufactures and imports household and home office furniture for sale to wholesale and retail merchandisers located primarily throughout North America. The Company operates predominantly in one business segment. Substantially all revenues result from the sale of residential furniture products. Substantially all of the Company's trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Triwood, Inc. All material inter-company accounts and transactions have been eliminated upon consolidation.

Certain items in the financial statements for periods prior to 2001 have been reclassified to conform to the 2001 method of presentation.

Inventories

Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost, less allowance for depreciation. Provision for depreciation has been computed (generally by the declining balance method) at annual rates that will amortize the cost of the depreciable assets over their estimated useful lives.

Income Taxes

Deferred income taxes reflect the future tax consequences of differences between the book and tax bases of assets and liabilities.

Fair Value of Financial Instruments

The carrying value for each of the Company's financial instruments (consisting of cash, accounts receivable, accounts payable, and accrued salaries) approximates fair value because of the short-term nature of those instruments. The fair value of the Company's industrial development revenue bonds and term loan is estimated based on the quoted market rates for similar debt with remaining maturity. On November 30, 2001, the carrying value of the industrial development revenue bonds and term loan approximated fair value. The fair value of the Company's interest rate swap agreements is based on values provided by the issuers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Sales are recognized when products are shipped to customers. Substantially all of the Company's trade accounts receivable are from customers in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize credit risk on certain accounts. Shipping and handling fees billed to customers are included in revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs". Amounts have been reclassified in the statements of income to conform to the provisions of EITF 00-10.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded through November 30, 2001.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilutive effect of securities that could share in earnings of the Company. Unallocated ESOP shares are not considered outstanding for purposes of calculating basic and diluted earnings per share. At November 30, 2001, there were no securities that had a dilutive effect.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 as amended by SFAS 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 in the first quarter of 2001. At the time of adoption, SFAS 133 did not have a material effect on the Company's financial statements. See "Note 4–Derivatives" for additional discussion regarding the effect of SFAS 133 on the Company's Financial Statements since adoption.

In July 2001, the FASB issued SFAS 141, "Business Combinations", which became effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. The adoption of SFAS 141 has not had an effect on the Company's financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing, recognized intangibles as goodwill, reassessment of the useful lives of existing, recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. The Company believes the adoption of SFAS 142 will not have an effect on the Company's financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary where control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company believes the adoption of SFAS 144 will not have a material effect on the Company's financial statements.

(Dollar amounts in tables, except per share amounts, in thousands unless otherwise indicated) Hooker Furniture Corporation and Subsidiary

NOTE 1 - INVENTORIES

	November 30, 2001	2000
Finished furniture	$33,481	$38,408
Furniture in process	1,712	2,647
Materials and supplies	9,685	12,883
Inventories at FIFO	44,878	53,938
Reduction to LIFO basis	11,356	11,153
Inventories	$33,522	$42,785

If the first-in, first-out (FIFO) method had been used in valuing all inventories, net income would have been $6.6 million in 2001, $16.0 million in 2000, and $14.5 million in 1999.

NOTE 2 - PROPERTY, PLANT, AND EQUIPMENT

	Depreciable Lives *(In years)*	November 30, 2001	2000
Buildings	15 - 40	$ 44,314	$ 43,285
Machinery and equipment	8 - 20	46,231	43,032
Furniture and fixtures	5 - 10	17,404	13,495
Other	3 - 30	3,291	2,927
Total depreciable property at cost		111,240	102,739
Accumulated depreciation		62,574	55,258
Total depreciable property, net		48,666	47,481
Land		1,286	1,286
Property, plant, and equipment, net		$ 49,952	$ 48,767

NOTE 3 - LONG-TERM DEBT

	November 30, 2001	2000
Term loan	$20,511	$22,500
Industrial development revenue bonds	6,400	7,000
Total debt outstanding	26,911	29,500
Less current maturities	2,730	1,581
Long-term debt	$24,181	$27,919

The Company entered the term loan in September 2000. The term loan bears interest at a variable rate (2.7% on November 30, 2001) and is unsecured. Principal and interest payments are due quarterly through December 1, 2010.

The industrial development revenue bonds, issued in 1996, are secured by a letter of credit. Interest is payable monthly at a variable rate (1.7% on November 30, 2001). The Company prepaid $600,000 of the bonds in November 2001, in connection with an examination of these bonds by the Internal Revenue Service. The remaining principal is due from 2004 through 2006.

The Company has entered into interest rate swap agreements in connection with its term loan and industrial development revenue bonds. See "Note 4–Derivatives".

The Company has aggregate available lines of credit of $33.0 million to fund its working capital needs, including an unsecured revolving line of credit that provides for borrowings of up to $10.0 million at a variable interest rate (2.6% on November 30, 2001). The Company utilizes letters of credit issued against its lines of credit to collateralize imported inventory purchases and certain insurance arrangements. Outstanding letters of credit on November 30, 2001 were $7.8 million. As of November 30, 2001, $25.2 million of additional borrowings were available under these lines of credit.

The debt instruments contain, among other things, certain covenants as to minimum tangible net worth, net equity ratio, current ratio, and debt coverage ratio. The Company was in compliance with these covenants as of November 30, 2001. Annual debt service requirements are $2.7 million in 2002, $2.8 million in 2003, $5.2 million in 2004, $5.3 million in 2005, $4.5 million in 2006, and $6.4 million thereafter.

NOTE 4 - DERIVATIVES

The Company uses interest rate swap agreements to manage variable interest rate exposures on its long-term debt. Consequently, the Company adopted SFAS 133 and 138, both entitled "Accounting for Derivative Instruments and Hedging

(Dollar amounts in tables, except per share amounts, in thousands unless otherwise indicated) Hooker Furniture Corporation and Subsidiary

Activities" in the first quarter of 2001. SFAS 133 as amended by SFAS 138 (collectively the "Standards") requires the recognition of derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. The Company's objective for holding these derivatives is to decrease the volatility of future cash flows associated with interest payments on its variable rate debt. The Company does not hold or issue derivative instruments for trading purposes. The Company's swap agreements in effect, provide a fixed interest rate of 4.7% on its industrial revenue bonds through 2006, and 7.4% on its term loan through 2010. The notional principal values of these agreements are substantially equal to the outstanding long-term debt balances. Differences between amounts paid and amounts received under the contracts are recognized in interest expense.

The Company believes that its swap agreements are "highly effective cash flow hedges", as defined by the Standards, in managing the volatility of future cash flows associated with interest payments on its variable rate debt. The "effective" portion of the derivative's gain or loss (i.e. that portion of the derivative's gain or loss that offsets the corresponding change in the cash flows of the hedged transaction) is initially reported as a component of "accumulated other comprehensive income (loss)" and will be subsequently reclassified into earnings when the hedged exposure affects earnings (i.e. when interest expense on the debt is accrued). The "ineffective" portion of the derivative's gain or loss is recognized in earnings immediately.

At the time of adoption, SFAS 133 did not have a material effect on the Company's financial statements. However, during 2001, the Company recognized a decrease in the aggregate fair market value of its swap agreements, resulting from the general decline in interest rates that occurred during the fiscal year. The decrease in the aggregate fair market value of the effective portion of the agreements of $1.7 million after tax ($2.7 million pretax) is reflected under the caption "accumulated other comprehensive loss" in the balance sheets. The Company also recognized additional interest expense of $109,000 in 2001, reflecting the ineffective portion of agreements' decrease in value. Approximately $1.1 million of the existing decrease in fair market value of the agreements is expected to be reclassified into earnings during the next 12 months.

NOTE 5 - EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan (the "ESOP") to provide retirement benefits for eligible employees, allowing them to share on a noncontributory basis in the growth of the Company, and allowing them to accumulate a beneficial ownership interest in the common stock of the Company. The ESOP covers substantially all employees.

Shares contributed to the ESOP are valued at fair market value as determined by an independent appraisal. Dividends paid on allocated shares held by the ESOP are charged to retained earnings. The Company is obligated under certain circumstances to repurchase shares held by the ESOP. Therefore the estimated value of the allocated ESOP shares is classified as "common stock held by ESOP" outside of shareholders' equity. The annual repurchase obligation has been funded principally with discretionary Company contributions. The Company has also opted, in accordance with the Plan, to redeem shares from certain terminating participants, in lieu of funding the repurchase obligation through the plan.

In September 2000, the ESOP completed a tender offer for 1.8 million shares of the Company's common stock at a price of $12.50 per share. In connection with the tender offer, the Company borrowed $22.5 million under a 10-year term loan, at an effective interest rate of 7.4% per annum, and loaned the proceeds to the ESOP. The ESOP issued a 25-year note to the Company bearing interest at 8% (the "ESOP loan"). The ESOP will repay the ESOP loan from Company contributions and dividends. The cost of unallocated shares held by the ESOP is reported in the balance sheets as "unearned ESOP shares". The Company will release shares to eligible employees over the 25-year period based on the principal and interest payments made by the ESOP on the ESOP loan. Compensation expense is recorded for shares "committed to be released" to employees based on fair market value. The fair market value of unallocated shares on November 30, 2001, was $24.0 million. Through November 30, 2001, 652,000 shares were allocated or committed to be allocated to participants. The cost of the ESOP, including cash contributions and the fair market value of shares released, amounted to $2.2 million in 2001, $1.2 million in 2000, and $798,000 in 1999.

Employee Savings Plan

The Company sponsors the Employees' Savings Plan covering substantially all employees. The plan is a qualified 401(k) savings plan that is designed to permit employees of the Company to meet their savings goals and provide them with funds for retirement. A participant in the plan may contribute an amount not less than 1%, nor more than 16%, of their compensation. The Company contributes 50% of the amount contributed by the participant, up to 6% of their compensation, as a matching cash contribution. Contributions to the plan by the Company amounted to $657,000 in 2001, $675,000 in 2000, and $667,000 in 1999.

Salary Continuation Agreements

The Company maintains a salary continuation plan for certain management employees. These are unfunded agreements with all benefits paid out of the general assets of the Company when the employee retires. The amount of benefits to be paid is specified in each individual agreement. The accrued liabilities relating to this plan of $2.8 million and $2.4 million at November 30, 2001 and 2000, respectively, are included in "accrued salaries, wages, and benefits" and "deferred liabilities". The cost of the plan amounted to $468,000 in 2001, $302,000 in 2000, and $406,000 in 1999.

(Dollar amounts in tables, except per share amounts, in thousands unless otherwise indicated) Hooker Furniture Corporation and Subsidiary

NOTE 6 - INCOME TAXES

The provision for income taxes:

	For The Years Ended November 30, 2001	2000	1999
Federal	$3,189	$7,085	$7,917
State	451	910	964
Total	$3,640	$7,995	$8,881

The effective income tax rate differed from the federal statutory tax rate, as follows:

	For The Years Ended November 30, 2001	2000	1999
Income taxes at statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State taxes, net of federal benefit	2.9	2.6	2.7
Federal tax rate differential due to lower tax brackets	(1.0)		
Other	(1.1)	(2.7)	0.6
Effective income tax rate	35.8%	34.9%	38.3%

Deferred income tax assets (liabilities):

	November 30, 2001	2000
Assets		
Deferred compensation	$1,068	$ 929
Interest rate swap	1,033	
Inventory	75	103
Allowance for bad debts	247	115
Employee benefits		143
Other	192	150
Total deferred tax assets	2,615	1,440
Liabilities		
Property	(1,958)	(2,342)
Employee benefits	(285)	
Other	(41)	(75)
Total deferred tax liabilities	(2,284)	(2,417)
Net deferred tax asset (liability)	$ 331	$ (977)

The net deferred tax asset is included in the balance sheets under "other assets". The net deferred tax liability is included in the balance sheets under "deferred liabilities".

NOTE 7 - INVESTMENT IN SUBSIDIARY

On June 30, 2000, the Company acquired all remaining outstanding shares of Triwood, Inc. ("Triwood"), a joint venture in which the Company had been a 50% shareholder, for an aggregate consideration of $1.9 million. Triwood formerly produced particleboard for furniture manufacturing. During 1998, the joint venture was cited by the Environmental Protection Agency ("EPA") for a violation of certain regulations under the Clean Air Act Amendments of 1990. The joint venture members elected to cease operations in November 1998. The purchase price included the assumption by the Company of the first $100,000 of liability, if any, related to the 1998 EPA citation. Pursuant to an indemnification agreement, the Company and the other former joint venture owner will share equally any liability in excess of $100,000. Based upon its most recent information, management does not believe the Company's share of the liability, if any, will be material to the Company's consolidated financial statements.

The acquisition was accounted for using the purchase method of accounting; and, accordingly the purchase price, which approximated the fair values of net assets acquired, has been allocated to the assets purchased (primarily land, building, and deferred tax assets) and the liabilities assumed based upon their fair values at the date of acquisition. Subsequent to

(Dollar amounts in tables, except per share amounts, in thousands unless otherwise indicated) Hooker Furniture Corporation and Subsidiary

the acquisition the Company has operated its import furniture business as a wholly-owned subsidiary through Triwood.

On May 31, 2001, Triwood sold land and a building to a third party for $2.7 million in cash, the approximate carrying value of the property.

NOTE 8 - RESTRUCTURING CHARGE

On August 30, 2001, the Company announced the downsizing of the workforce at its Martinsville, Virginia plant to make it more efficient and bring it in line with the capacity of its other plants. The downsizing involved a workforce reduction of approximately 100 employees, or about 5% of the Company's total workforce.

In connection with the downsizing, the Company recorded a restructuring charge of $881,000 pretax, consisting of severance and early retirement benefits for the terminated employees. As of November 30, 2001, substantially all of the benefits had been paid.

NOTE 9 - QUARTERLY DATA (Unaudited)

	Fiscal Quarter			
	First	Second	Third	Fourth
2001				
Net sales	**$ 55,924**	**$ 55,578**	**$ 50,606**	**$ 59,181**
Gross profit	**13,600**	**12,630**	**10,781**	**14,270**
Net income	**2,443**	**1,368**	**167**	**2,532**
Basic and diluted earnings per share	**0.42**	**0.23**	**0.03**	**0.45**
2000				
Net sales	$ 56,680	$ 66,495	$ 61,538	$ 66,338
Gross profit	14,242	17,369	16,400	15,313
Net income	3,169	4,434	4,129	3,182
Basic and diluted earnings per share	0.42	0.58	0.54	0.52

The quarterly data reflects the effect of certain reclassification adjustments made between "net sales", "cost of sales", and "selling and administrative expenses" to conform with the current method of presentation.

Earnings per share for each quarter is derived using the weighted average shares outstanding during the quarter. Earnings per share for the year is derived using the weighted average shares outstanding on an annual basis. Consequently, the sum of earnings per share for the quarters may not equal earnings per share for the full year.

NOTE 10 - OTHER COMPREHENSIVE LOSS

	November 30, 2001
Loss on interest rate swaps	$3,280
Less amount reclassified to interest expense	559
Other comprehensive loss before tax	2,721
Income tax benefit	1,034
Other comprehensive loss, net of tax	$1,687

The amount reclassified to interest expense includes $109,000 related to the ineffective portion of the interest rate swap agreements.

NOTE 11 - COMMON STOCK

In June and September 2001, the Company's Board of Directors authorized the repurchase of up to an aggregate $5.2 million of the Company's common stock. Repurchases may be made from time to time in the open market, or in privately negotiated transactions, at prevailing market prices that the Company deems appropriate. Through November 30, 2001, the Company has repurchased 286,000 shares at a total cost of $2.4 million or an average of $8.47 per share. Based on the market value of the common stock as of November 30, 2001, the remaining $2.8 million of the authorization would allow the Company to repurchase approximately 4.5% of the 7.3 million shares outstanding, or 6.6% of the Company's outstanding shares excluding the 2.3 million shares held by the ESOP.

During 2001, the Company also redeemed 27,000 shares from terminating ESOP participants at a total cost of $488,000, or $17.95 per share as required by the terms of the ESOP plan.

REPORT ON FINANCIAL STATEMENT SCHEDULE

The audits referred to in our report dated December 14, 2001, relating to the consolidated financial statements of Hooker Furniture Corporation and Subsidiary, which are contained in Item 8 of the Form 10-K included the audits of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.

In our opinion such financial statement schedule presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

Richmond, Virginia
December 14, 2001

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS *(In thousands)*

Hooker Furniture Corporation and Subsidiary

For Each of the Three Fiscal Years Ended November 30, 2001

Year	Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
2001	Allowance for doubtful accounts	$610	$711	$671	$650
2000	Allowance for doubtful accounts	525	736	651	610
1999	Allowance for doubtful accounts	500	387	362	525

(1) Uncollected receivables written off, net of recoveries.

OFFICERS AND DIRECTORS

PAUL B. TOMS, JR.
Director, Chief Executive Officer and Chairman of the Board

DOUGLAS C. WILLIAMS
Director, President and Chief Operating Officer

E. LARRY RYDER
Director, Executive Vice President - Finance and Administration

RAYMOND T. HARM
Senior Vice President - Sales

HENRY P. LONG, JR.
Director, Senior Vice President - Merchandising and Design

MICHAEL P. SPECE
Senior Vice President - Import Division

LEWIS A. CANTER, II
Vice President - Manufacturing

R. TALMAGE FISH, JR.
Vice President - Information Services

JACK R. PALMER
Vice President - Human Resources

ROBERT W. SHERWOOD
Vice President - Credit, Secretary and Treasurer

R. GARY ARMBRISTER
Chief Accounting Officer

J. CLYDE HOOKER, JR.
Director, Chairman Emeritus

W. CHRISTOPHER BEELER, JR.
Director, President and Chief Executive Officer - Virginia Mirror Company and Virginia Glass Products

JOHN L. GREGORY, III
Director, Partner and Director - Young, Haskins, Mann, Gregory & Smith, P.C.

IRVING M. GROVES, JR.
Director, Retired Chief Executive Officer, President and Chairman of Piedmont BankGroup

A. FRANK HOOKER, JR.
Director, Retired President and Chief Operating Officer of Hooker Furniture Corporation

L. DUDLEY WALKER
Director, Retired Chairman of the Board of VF Knitwear, Inc.

CORPORATE DATA

CORPORATE OFFICES
Hooker Furniture Corporation
440 East Commonwealth Boulevard
Martinsville, VA 24112
P.O. Box 4708
Martinsville, VA 24115
(276) 632-0459
E-Mail: investor@hookerfurniture.com
Website: www.hookerfurniture.com

STOCK TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
First Union Customer Information Center
Corporate Trust Client Services NC-1153
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC 28288-1153
(800) 829-8432

LEGAL COUNSEL
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
BDO Seidman, LLP
300 Arboretum Place, Suite 520
Richmond, VA 23236

ANNUAL MEETING
The Annual Meeting of Shareholders of Hooker Furniture Corporation will be held on Thursday, March 28, 2002 at 1:30 p.m. at the Piedmont Arts Association, 215 Starling Avenue, Martinsville, VA.

FORM 10-K
Hooker Furniture Corporation's Annual Report on Form 10-K is included as a portion of this Annual Report. The Form 10-K is also available on our website at www.hookerfurniture.com. A free copy of Form 10-K may also be obtained by contacting Robert W. Sherwood, Vice President – Credit, Secretary and Treasurer at the corporate offices of the Company.

HOOKER™

FURNITURE

Easy Elegance ◦ Since 1924

Visit our website at www.hookerfurniture.com